Filed Pursuant to Rule 424(b)(3)
Registration No. 333-261883

Prospectus Supplement No. 3 to Prospectus dated June 16, 2022

Stran & Company, Inc.

5,646,363 Shares of Common Stock

This Prospectus Supplement No. 3 (“Prospectus Supplement No. 3”) relates to the Prospectus of Stran & Company, Inc., dated June 16, 2022 (the “Prospectus”), relating to 5,646,363 shares of common stock that may be sold from time to time by the selling securityholders named in the Prospectus, which includes:

● 50,302 shares of common stock;

● 5,464,903 shares of common stock issuable to selling securityholders upon the exercise of warrants; and

● 131,158 shares of common stock issuable to selling securityholders underlying placement agent’s warrants.

This Prospectus Supplement No. 3 is being filed to include the information set forth above and in our Current Report on Form 8-K which was filed with the Securities and Exchange Commission (the “SEC”) on September 7, 2022.

This Prospectus Supplement No. 3 should be read in conjunction with the Prospectus and Prospectus Supplement No. 1 filed with the SEC on July 21, 2022 and Prospectus Supplement No. 2 filed with the SEC on August 15, 2022 (the “Prior Supplements”) and is qualified by reference to the Prospectus and the Prior Supplements, except to the extent that the information in this Prospectus Supplement No. 3 supersedes the information contained in the Prospectus and the Prior Supplements, and may not be delivered without the Prospectus and the Prior Supplements.

Our common stock is traded under the symbol “STRN” and our warrants are traded under the symbol “STRNW,” both on the Nasdaq Capital Market. On September 6, 2022, the closing price of our common stock and publicly-traded warrants on the NASDAQ Capital Market was $1.71 and $0.2789, respectively.

We are an “emerging growth company” under applicable federal securities laws and as such, we have elected to comply with certain reduced public company reporting requirements for the Prospectus and future filings.

INVESTING IN OUR SHARES OF COMMON STOCK AND PUBLICLY-TRADED WARRANTS INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 16 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 3 is September 7, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 31, 2022

STRAN & COMPANY, INC.
(Exact name of registrant as specified in its charter)

Nevada	001-41038	04-3297200
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2 Heritage Drive, Suite 600, Quincy, MA	02171
(Address of principal executive offices)	(Zip Code)

800-833-3309
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	STRN	The NASDAQ Stock Market LLC

Warrants, each warrant exercisable for one share of Common Stock at an exercise price of $4.81375	STRNW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Amendment to Asset Purchase Agreement and Closing

As previously disclosed in its Current Report on Form 8-K filed on July 19, 2022 (the “Prior Form 8-K”), on July 13, 2022, Stran & Company, Inc. (the “Company”) entered into an Asset Purchase Agreement (the “Purchase Agreement”) with Trend Promotional Marketing Corporation (d/b/a Trend Brand Solutions), a Texas S-corporation (the “Seller”) and Michael Krauser (the “Stockholder”), pursuant to which the Company agreed to acquire substantially all of the assets of the Seller used in the Seller’s branding, marketing and promotional products and services business (the “Acquisition”), for an aggregate purchase price of (a) $175,000; (b) an amount equal to the amount paid by the Seller (at cost) for all of the Seller’s Inventory (as defined in the Purchase Agreement) that is on hand as of the date and time (the “Closing Date”) of the consummation of the transactions contemplated by the Purchase Agreement (the “Closing”); (c) an amount equal to the depreciated value of the Seller’s Fixed Assets (as defined in the Purchase Agreement); (d) a certain amount of restricted shares equal to the quotient of $100,000 divided by the daily volume-weighted average price of the Company’s common stock on the Nasdaq Capital Market for the five trading days prior to the Closing Date; (e) four annual installment payments consisting of (i) $37,500 within 45 days of the first anniversary of the Closing Date, (ii) $37,500 within 45 days of the second anniversary of the Closing Date, (iii) $25,000 within 45 days of the third anniversary of the Closing Date, and (iv) $25,000 within 45 days of the fourth anniversary of the Closing Date; and (f) the Earnout Payments, as defined in the Prior Form 8-K. The Company also agreed to certain other considerations as described further in the Prior Form 8-K.

On August 31, 2022, the Company, the Seller and the Stockholder entered into Amendment No. 1 to the Asset Purchase Agreement (the “Amendment”) to amend certain terms of the Purchase Agreement.

Pursuant to the Amendment, the Agreement was modified to add that fifty percent (50%) of the amount of revenues received from Affiliated Customers (as defined in the Amendment) would be added to the total for Gross Profit (as defined in the Prior Form 8-K). For purposes of Gross Profit with respect to Affiliated Customers only, expenses to be deducted from the calculation of Gross Profit will include all selling expenses in addition to those applicable to Qualifying Customers (as defined in the Prior Form 8-K). “Affiliated Customers” means certain customers to which the Company has a preexisting relationship or that meet one or more other certain specified conditions.

The definitive schedules to the Purchase Agreement provided that assets excluded from the Acquisition included the Seller’s SMART BUY technology (client facing buying sites) and a sales tax bond repayment of $21,000. The Acquisition also included inventory valued at approximately $123,870.82 at cost.

The foregoing summary of the terms and conditions of the Purchase Agreement and the Amendment does not purport to be complete and is qualified in its entirety by reference to the Prior Form 8-K, and to the full text of the agreements attached hereto as Exhibits 2.1 and 2.2, which are incorporated herein by reference.

Item 2.01 Completion of Acquisition or Disposition of Assets.

The information set forth under Item 1.01 is incorporated by reference into this Item 2.01. On August 31, 2022, the Closing was completed. Pursuant to the Purchase Agreement, prior to Closing, the Company made a short-term loan to the Seller of $162,174.66 for the repayment of the Seller’s existing loan to the U.S. Small Business Administration in the amount of $162,174.66 (the “SBA Note”). At the Closing, the SBA Note was repaid by deduction from the Purchase Price.

Pursuant to the Purchase Agreement, in connection with the Closing, on August 31, 2022, the Company entered into an employment agreement with the Stockholder for the position of Regional Vice President with an annual base salary of $120,000, a four-year term subject to termination for cause only, renewable automatically for additional one-year terms unless terminated with 30 days’ notice, and subject to customary confidentiality, non-competition and non-solicitation provisions. If terminated for cause, the Stockholder will be entitled to severance consisting of the lesser of one year of base salary or the remaining amount of base salary due if the remaining term of employment is less than one year.

In addition, in connection with the Closing and pursuant to the Purchase Agreement, on August 31, 2022, the Company issued 54,642 shares of restricted stock to the Stockholder, subject to a two-year lock-up with certain exceptions under a separate lock-up agreement between the Company and the Stockholder. The restricted shares were issued and sold as “restricted securities” (as defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”)) pursuant to the exemptions from registration provided by Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D of the Securities Act and in reliance on similar exemptions under applicable state laws.

Also in connection with the Closing and pursuant to the Purchase Agreement, on August 31, 2022, the Company executed at-will employment agreements with seven retained sales representatives or other employees of the Seller, which included certain amounts of cash compensation, stock options to purchase 1,000 shares, and customary employee benefits.

Item 8.01 Other Events.

On September 1, 2022, the Company issued a press release announcing the closing of the Acquisition. A copy of the press release is attached to this report as Exhibit 99.1. The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit
2.1	Asset Purchase Agreement, dated as of July 13, 2022, by and among Stran & Company, Inc., Trend Promotional Marketing Corporation (d/b/a Trend Brand Solutions) and Michael Krauser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on July 19, 2022)
2.2	Amendment No. 1 to Asset Purchase Agreement, dated as of August 31, 2022, by and among Stran & Company, Inc., Trend Promotional Marketing Corporation (d/b/a Trend Brand Solutions) and Michael Krauser
99.1	Press Release dated September 1, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 7, 2022	STRAN & COMPANY, INC.

/s/ Andrew Shape
	Name:	Andrew Shape
	Title:	Chief Executive Officer

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